UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File No. 000-33299

XIANA MINING INC.

(Translation of registrant’s name into English)

#507, 837 West Hastings Street, Vancouver, BC  V6C 3N6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒

 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Documents included as part of this Report:

Exhibit No.	Document

99.1	Condensed Consolidated Interim Financial Statements for Nine Months ended October 31, 2013
99.2	Management’s Discussion & Analysis for Nine Months ended October 31, 2013
99.3	Form 52-109FV2 – Certificate of Interim Filings Venture Issuer Basic Certificate - CEO
99.4	Form 52-109FV2 – Certificate of Interim Filings Venture Issuer Basic Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XIANA MINING INC.
(Registrant)

By:	/s/ Donna M. Moroney
Donna M. Moroney
Corporate Secretary

Date:	December 31, 2013